[SANDELL ASSET MANAGEMENT/CASTLERIGG INVESTMENTS STATIONERY]

March 16, 2005

VIA TELEFAX (916) 351-8668
Board of Directors
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

Attention:
Mr. Terry L. Hall
Chairman of the Board

Re: GenCorp Inc.

Dear Sirs:

     Sandell Asset Management Corp. ("Sandell") and the private investment funds advised by Sandell (collectively with Sandell, the "Sandell Funds") are the beneficial owners of 3,064,800 shares of common stock of GenCorp Inc. ("GenCorp" or the "Company") and $4,000,000 of the Company's 5.75% Convertible Subordinated Notes due 2007 convertible into 200,000 shares of the Company's common stock, collectively representing approximately 6.0% of GenCorp's outstanding shares.

     As a shareholder with a significant ownership of GenCorp, we want to take this opportunity to highlight to you our perspective that GenCorp's common shares remain significantly undervalued at the present time. We have a strong conviction in the view that the intrinsic value of the Company resides predominantly with its extensive and highly valuable 12,700-acre real estate holdings around the rapidly growing Sacramento, CA region (the "Sacramento Property"). While our investment thesis was borne out of extensive and independent analyses, our overall perspective with regards to the value of the Sacramento Property is not unique and has also been highlighted repeatedly in recent investment analyst reports, shareholder filings, industry commentaries and media stories.

     We are deeply dissatisfied with the decision by the Board of Directors and management to complete its recent offerings of equity and convertible securities amid shareholder concerns. While we applaud the Company's recent move to allow a representative of one large shareholder to attend all meetings of the Board of Directors as a non-voting observer, we feel that this falls far short of the corporate governance improvement needed at GenCorp.

     As such, we would like to see GenCorp:

     - Close on the divestiture of the Fine Chemicals business in an expedited fashion;
     - Unlock the value of the Sacramento Property by separating out the assets in a tax efficient manner such as a spin-off, tracking stock, or via a real estate partnership;
     -    Eliminate the classification of its Board of Directors;
     -    Require that all directors stand for election annually;
     -    Remove the shareholder rights plan;
     -    Eliminate any supermajority requirements;
     -    Waive the Ohio anti-takeover statute Section 1704;
     - Allow special meetings to be called by shareholders holding not less than 10% of the voting power;and
     -    Allow action by written consent of a majority of shareholders.

     Additionally, GenCorp could take a very positive step by proactively inviting one to two representatives of its shareholder base to join the board of GenCorp in a timely fashion.

     GenCorp's Board has, for the most part, ignored the pleadings of its largest and most vocal shareholder base which we believe is entirely inappropriate. We will continue to evaluate any and all options with respect to our investment in GenCorp as we deem appropriate including, but not limited to, seeking board representation on GenCorp's Board.

     We are available to discuss the issues raised by our letter and will continue to monitor the progress made by GenCorp in maximizing shareholder value.

                                                 Very truly yours,

                                                 SANDELL ASSET MANGEMENT CORP.



                                                 ----------------------------
                                                 Name: Thomas Sandell
                                                 Its: Chief Executive Officer